SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 1-31994

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Translation of Registrant’s Name Into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F):

Form 20-F      X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes                      No      X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes                      No      X

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934):

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )

Semiconductor Manufacturing International Corporation (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1:	Press release, dated May 25, 2007, entitled “Annual General Meeting Held on 23rd May, 2007 Poll Results.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

By:	/s/ Richard R. Chang
Name:	Richard R. Chang
Title:	President and Chief Executive Officer

Date: May 25, 2007

EXHIBIT INDEX

Exhibit	Description
Exhibit 99.1:	Press release, dated May 25, 2007, entitled “Annual General Meeting Held on 23rd May, 2007 Poll Results.”

Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0981)

ANNUAL GENERAL MEETING HELD ON 23RD MAY, 2007 POLL RESULTS

At the Annual General Meeting of Semiconductor Manufacturing International Corporation (the “Company”) held on 23rd May, 2007 (the “AGM”), a poll was demanded by the Chairman for voting on all proposed resolutions. The Company is pleased to announce the results of the poll.

I.	Total number of shares entitling the holder to attend and vote for or against all the resolutions at the AGM: 18,476,717,611 shares.

II.	Total number of shares entitling the holder to attend and vote only against any of the resolutions at the AGM: Nil.

III.	The number of shares represented by votes for and against the respective resolutions at the AGM was as follows:

No. of Votes (%)
	ORDINARY RESOLUTIONS	For	Against
1.	To receive and consider the audited financial statements and the reports of the Directors and Auditors of the Company for the year ended 31st December, 2006.	3,972,522,058 99.9880%	476,500 0.0120%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

2.(A)	To re-elect Prof. Yang Yuan Wang as a Class III Director of the Company.	4,001,531,958 99.9879%	486,000 0.0121%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

2.(B)	To re-elect Mr. Tsuyoshi Kawanishi as a Class III Director of the Company.	4,001,682,458 99.9916%	335,500 0.0084%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

2.(C)	To re-elect Mr. Fang Yao as a Class III Director of the Company.	4,001,171,958 99.9814%	746,000 0.0186%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

2.(D)	To authorise the Board of Directors to fix their remuneration.	4,001,485,758 99.9868%	530,000 0.0132%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

3.	To re-appoint Deloitte Touche Tohmatsu as Auditors and authorise the Audit Committee of the Board of Directors to fix their remuneration.	4,001,159,758 99.9811%	756,000 0.0189%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

4.	To grant a general mandate to the Board of Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding twenty per cent. of the issued share capital of the Company at the date of this Resolution (as adjusted).#	2,577,358,041 64.4023%	1,424,609,917 35.5977%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

5.	To grant a general mandate to the Board of Directors to repurchase shares of the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution.#	3,998,656,108 99.9173%	3,308,500 0.0827%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

6.	Conditional on the passing of Resolutions 4 and 5, to authorise the Board of Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with the additional authorised but unissued shares in the Company repurchased by the Company.#	2,580,446,691 64.4795%	1,421,515,417 35.5205%

As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution.

IV.	Computershare Hong Kong Investor Services Limited, the share registrar of the Company, acted as the scrutineer for the vote-taking at the AGM. The work performed by Computershare Hong Kong Investors Services Limited did not include provision of any assurance or advice on matters of legal interpretation or legal entitlement to vote.

As at the date of this announcement, the Directors of the Company are Yang Yuan Wang as Chairman and independent non-executive Director of the Company; Richard R. Chang as President, Chief Executive Officer and executive Director of the Company; Fang Yao as non-executive Director of the Company; and Ta-Lin Hsu, Jiang Shang Zhou, Tsuyoshi Kawanishi, Henry Shaw, Lip-Bu Tan and Albert Y. C. Yu as independent non-executive Directors of the Company.

For and on behalf of
Semiconductor Manufacturing International Corporation
Anne Wai Yui Chen
Company Secretary

Hong Kong,

25th May, 2007

*	For identification purposes only
#	Full text of the Resolutions is set out in the Notice of Annual General Meeting.